

December 9, 2011

<u>Via E-mail</u>
Mr. Kenneth R. Taylor
Chief Financial Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

     Re: **Sierra Bancorp**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 11, 2011
              Form 10-Q for the Quarterly Period Ended June 30, 2011
              Filed August 9, 2011
              File No. 000-33063

Dear Mr. Taylor:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 3 - Investments Securities Available for Sale, page 75</u>

We have reviewed your response to comment number three along with the Exhibit 3 provided; however we do not believe you have provided sufficient objective information to preclude the related unrealized losses were not OTTI. When evaluating whether a decline is other-than-temporary your assessment should begin with the investment's contemporaneous market price because that price reflects the market's most recent evaluation of the total mix of available information. Objective evidence is required to support a realizable value in excess of a contemporaneous market price. This information may include the company's financial performance, the near term prospects of the company, the financial condition and prospects of the company's region and industry and the company's investment intent and ability to hold an investment for a reasonable period of time sufficient for a forecasted recovery. The longer and the more severe the decline in fair value of the security, the more persuasive the evidence that is needed to support the premise that it is not OTTI. While there are no bright lines, it is difficult to conclude that an impairment of an equity security is not OTTI when the security has been impaired for an extended period of time, the amount of the impairment is significant, and, importantly, there is insufficient objective information to indicate the prospects for recovery in the near-term are likely. For example, reliance on a 24-month recovery period may be overly speculative as it relies principally on an entity's ability to predict the future direction of market prices for an equity security over an extended period of time. For an equity security, if the near-term prospects for recovery are unlikely, persuasive, but not conclusive, evidence exists that the impairment is generally considered OTTI. In this regard, you response states that you are confident that the stock prices of the issuers will exceed the company's basis in the stocks within a reasonable period of time; however we note your specific securities have been in an unrealized loss position in excess of three years. Please provide us with the following:

- your definition of reasonable period of time, and note that market price recoveries that cannot reasonably be expected to occur within an acceptable forecast period of time should not be included in the assessment of recoverability;

- your OTTI analysis of this security at December 31, 2009, December 31, 2010, and each interim period end through September 30, 2011 that identifies the primary objective evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment; and

- address your consideration and application of ASC 320-10-S99, 320-10-35-32A and 35-33.

Unless objective evidence exists to support a realizable value equal to or greater than the carrying value a write-down to fair value accounted as a realized loss through earnings should be recorded.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief